                                                     Contacts:W. Benjamin Moreland, CFO
 Jay Brown, Treasurer
 Crown Castle International Corp.
 713-570-3000

CROWN CASTLE ANNOUNCES RESULTS OF CASH TENDER
OFFER FOR 4% CONVERTIBLE SENIOR NOTES

December 8, 2004 - HOUSTON, TEXAS - Crown Castle International Corp. (NYSE: CCI) (the “Company”) announced today the results of its cash tender offer for any and all of its outstanding 4% Convertible Senior Notes due 2010 (CUSIP No. 228227AT1) (the “Convertible Notes”).
As of midnight (EDT) on December 7, 2004, the scheduled expiration date, $47,984,000 in aggregate principal amount of the Convertible Notes had been validly tendered in the tender offer. All Convertible Notes validly tendered in the tender offer have been accepted for payment by Crown Castle. Payment of the aggregate consideration of $86,896,091.64 (including accrued and unpaid interest) will be made on the validly tendered Convertible Notes in accordance with the terms of the tender offer.
The Bank of New York acted as depositary and MacKenzie Partners, Inc. acted as the information agent for the tender offer. Questions regarding the tender offer may be directed to The Bank of New York at (212) 815-5920, or in writing to The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street - 7 East, New York, New York 10286, Attention: Carolle Montreuil.
This press release is neither an offer to purchase nor a solicitation of an offer to sell the Convertible Notes. The tender offer was made pursuant to the Offer to Purchase and related Letter of Transmittal dated November 8, 2004.